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February 28, 2020

Filed via EDGAR

Ms. Alison White

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Subject:            Franklin Templeton ETF Trust (the “Trust”)

            (File Nos.  333-208873; 811-23124)

Dear Ms. White:

On behalf of the Trust, submitted herewith via the EDGAR system are the responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided via telephone to J. Stephen Feinour, Jr. with regard to Post-Effective Amendment Nos. 53/57 to the Trust’s Registration Statement on Form N-1A (the “Amendment”), which was filed with the Commission on December 16, 2019 under the Securities Act of 1933 (the “1933 Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”).  The Amendment was filed to register a new series of the Trust to be designated as the Franklin Liberty Ultra Short Bond ETF (the “Fund”).  The Staff’s comments are summarized below, followed by the Fund’s responses thereto.  Terms not defined herein have the meaning set forth for that term in the Amendment.

1.        Comment:  Please provide the completed fee table and expense example for the Fund in your response letter.

          Response:  The completed fee table and expense example for the Fund is attached hereto as Exhibit A.

2.       Comment:  With respect to the fee table, please supplementally confirm that the term of the fee waiver and expense limitation agreement for the Fund will not be less than one year from the effective date of the Fund’s prospectus.

           Response:  The Trust so confirms.

3.       Comment:  Confirm whether the investment manager can recoup fees previously waived or expenses paid under the fee waiver and expense limitation agreement for the Fund and, if so, disclose the terms of such recoupment in the fee waiver footnote.

           Response:  The investment manager is not entitled to recoup fees waived or expenses paid under the Fund’s fee waiver and expense limitation arrangements.  Therefore, no additional disclosure has been added.

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4.       Comment:  In the narrative lead-in to the expense example, please state that the example reflects the effect of the fee waiver and expense limitation agreement (if true) for the one year period only.

           Response: The requested disclosure has been added.

5.      Comment: In the Fund’s principal strategy disclosure, please disclose the targeted average weighted maturity and explain what that means.

           Response:  The Fund does not maintain a targeted average weighted maturity and, accordingly, no disclosure has been added in response to this comment. The Trust respectfully notes that the investment manager focuses primarily on duration, rather than maturity, in constructing the Fund’s portfolio. As disclosed in the prospectus, the Fund targets an estimated average portfolio duration of one year or less. The Trust believes that the description of the Fund’s expected duration is appropriate for an “ultra short” fund and consistent with industry practice.

6.       Comment: We note that the Fund’s principal investment strategy disclosure references duration. Please include an example of how duration works (e.g., if a bond has a duration of 3 years, a 1% rise in rates would be expected to result in a 3% decline in the bond’s price).

          Response: The requested disclosure has been added.

7.       Comment: Please include a prominent statement that the Fund is not a money market fund and does not seek to maintain a stable net asset value (“NAV”) of $1.00 per share.

          Response: The requested disclosure has been added.

8.       Comment: Please add principal risk disclosure specific to investing in collateralized loan obligations (“CLOs”), or expand the collateralized debt obligation (“CDO”) risk disclosure to specifically discuss risks associated with investments in CLOs.

           Response:  The Trust respectfully declines to add the requested disclosure, as the Fund’s prospectus disclosure specifies that CDOs include CLOs. The Trust believes that the principal risks of investments in CLOs are adequately addressed by the Fund’s CDO risk disclosure included in the prospectus.

9.       Comment:  Please disclose in the prospectus how the Fund defines emerging markets.

           Response: The Trust respectfully declines to add the requested disclosure to the prospectus, and is not aware of any requirement to include such definition, in light of the Fund’s principal investment strategies.

10.      Comment:  Please advise how the Fund will value derivatives for purposes of determining compliance with the Fund’s 80% investment policy. Please note, we may have further comments in light of your response.

           Response: The Fund intends to take into account exposures created by derivative instruments for purposes of the Fund’s 80% policy in a manner consistent with Rule 35d-1 under the 1940 Act. By way of example, if a derivative creates an exposure equivalent to a cash investment in the underlying instrument equal to the derivative’s notional amount, the Fund believes it is appropriate to use that amount for purposes of the 80% test. On the other hand, if a derivative creates an investment exposure to an instrument in an amount equal to the mark-to-market value of the derivative, the Fund would typically expect to use that value for purposes of the 80% test. The Trust respectfully submits that such treatment is consistent with the SEC’s statement that “[i]n appropriate circumstances” an investment company could “include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket.” See Investment Company Names, Investment Company Act Release No. 24828, at n. 13 (Jan. 17, 2001).

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11.      Comment:  The prospectus describes circumstances under which the Fund’s creation and redemption transactions are conducted in cash rather than in-kind. Please supplementally confirm that the Fund’s cash transactions are consistent with the Trust’s exemptive relief with respect to the operation of the Fund.

           Response:  The Trust so confirms.

12.      Comment:  Please consider whether the discussion of the discontinuation of LIBOR should be included in the Fund summary.

           Response:  The Trust has reviewed the fund summary risk disclosure in light of this comment and has determined that the discussion regarding the discontinuation of LIBOR is appropriately included in the expanded risk descriptions pursuant to Item 9 based on the Fund’s anticipated investments.

13.      Comment:  We note that the “Unrated Debt Securities” and “Debt Securities Ratings” risk disclosure is included in the Item 9 section only. If these risks are principal risks, please consider adding corresponding disclosure to the fund summary risks. Otherwise, it is unclear why this disclosure is included only in the Item 9 risks.

            Response:   The Trust respectfully declines to revise the summary risk disclosure, as the Trust believes that the discussion of debt securities ratings and unrated securities risks expands upon the Fund’s credit risk disclosure in the fund summary.

14.        Comment:  With respect to the description of portfolio manager compensation in the SAI, please disclose the name of the benchmark used to measure a portfolio manager’s investment performance for these purposes. See Item 20(b) of Form N-1A.

            Response: The Trust respectfully declines to revise the disclosure in response to this comment. With respect to the investment performance related component of portfolio manager compensation, the disclosure states in relevant part:  “[p]rimary consideration is given to the historic investment performance over the 1, 3 and 5 preceding years of all accounts managed by the portfolio manager. The pre-tax performance of each fund managed is measured relative to a relevant peer group and/or applicable benchmark as appropriate” (emphasis added).  The Trust believes such disclosure satisfies the requirements of Item 20(b), including the requirement to “identify any benchmark used to measure performance and state the length of the period over which performance is measured.”  The Trust also notes that the disclosure is standard across funds in the Franklin Templeton fund complex.

15.        Comment:  With respect to the Fund’s Rule 12b-1 distribution plan, please state whether the plan is a reimbursement type plan or a compensation type plan.

            Response: The disclosure has been revised as requested.

16.      Comment:  Please file executed versions of the Fund’s investment management agreement, investment sub-advisory agreement and fee waiver and expense limitation agreement as exhibits to the Registration Statement in lieu of forms of such agreements.  Please also file the legal opinion as an exhibit.

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           Response:  The Trust confirms that executed versions of the Fund’s investment management agreement and legal opinion will be filed as exhibits. However, the fee waiver and expense limitation arrangements with respect to the Fund are not currently contained in a written agreement and, therefore, will not be filed as an exhibit to the Registration Statement. As noted in the footnote to the Annual Fund Operating Expenses table, these arrangements may not be changed or terminated during the time periods set forth in the footnote. The disclosure contained in that footnote has been reviewed and commented on by the Staff previously and the disclosure had been revised accordingly in response to prior Staff comments. In addition, the Fund will not utilize a sub-adviser and accordingly, no sub-advisory agreement will be filed as an exhibit to the Registration Statement.

Please do not hesitate to contact J. Stephen Feinour, Jr. at (215) 564-8521 if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Navid Tofigh

Navid Tofigh

Vice President and Secretary

Franklin Templeton ETF Trust

cc: Julie Patel

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Exhibit A

Franklin Liberty Ultra Short Bond ETF

Fees and Expenses of the Fund

The following table describes the fees and expenses that you will incur if you own shares of the Fund. You may also incur usual and customary brokerage commissions when buying or selling shares of the Fund, which are not reflected in the Example that follows.

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

Management fees	0.61%
Distribution and service (12b-1) fees	None
Other expenses[1]	0.14%
Total annual Fund operating expenses	0.75%
Fee waiver and/or expense reimbursement[2]	(0.60)%
Total annual Fund operating expenses after fee waiver and/or expense reimbursement[2]	0.15%

1. Other expenses are based on estimated amounts for the current fiscal year.

2. The investment manager has contractually agreed to waive or assume certain expenses so that total annual Fund operating expenses (including acquired fund fees and expenses, but excluding certain non-routine expenses) for the Fund do not exceed 0.15% until July 31, 2021. Contractual fee waiver and/or expense reimbursement agreements may not be changed or terminated during the time period set forth above.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your shares at the end of the period. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. The Example reflects adjustments made to the Fund’s operating expenses due to the fee waivers and/or expense reimbursements by management for the 1 Year numbers only. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$15	$178

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